[Letterhead of Imaging Diagnostic Systems, Inc.]

December 20, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Russell Mancuso, Branch Chief

Re:
Imaging Diagnostic Systems, Inc. Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, Post-Effective Amendment No. 3 to our Registration Statement on Form S-1/A1 (File No. 333-164309)

Dear Mr. Mancuso:

Please take this letter as a formal request of Imaging Diagnostic Systems, Inc. to withdraw the previously filed Post-Effective Amendment No. 3 to our Registration Statement on Form S-1/A1 (File No. 333-164309) which was initially filed on November 18, 2010.

This request is being made as Imaging Diagnostic Systems, Inc. has agreed to withdraw this registration statement in accordance with our response today to the SEC’s comment letter dated December 16, 2010.  This Post-Effective Amendment was not declared effective and no common shares were issued in connection with this Post-Effective Amendment.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Robert B. Macaulay at (305) 530-4026.

Sincerely,

Imaging Diagnostic Systems, Inc.

By:	/s/ Linda B. Grable
Linda B. Grable
Chief Executive Officer

cc:	Mary Beth Breslin (Securities and Exchange Commission) Robert B. Macaulay (Carlton Fields, P.A.)